Exhibit 99.2

July 20, 2021

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed herewith, a press release being issued by the Company today.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Wipro to Invest $1 Billion to Expand Cloud Transformation Capability, Launches Wipro FullStride Cloud Services

Comprehensive capabilities and hyperscaler ecosystem to simplify and accelerate business transformation

New York, USA and Bangalore, India – July 20, 2021: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, announced the launch of Wipro FullStride Cloud Services and its commitment to invest $1 billion in cloud technologies, capabilities, acquisitions and partnerships over the next three years. As the cloud opportunity accelerates, Wipro FullStride Cloud Services brings together the full portfolio of Wipro’s cloud-related capabilities, offerings and talent to better orchestrate the cloud journey for clients. This commitment builds on Wipro’s existing and extensive cloud business with clients and significantly expands the investment with its partners and hyperscalers, creating industry solutions that accelerate results for mutual clients.

Wipro has seen consistent growth in its cloud business and today employs over 79,000 cloud professionals and more than 10,000 people certified by the leading cloud service providers. Over the past 12 months, Wipro has announced significant cloud-related wins with Telefónica Germany / O2, Verifone, and E.ON in addition to METRO AG, one of the largest deals in Wipro’s history.

“Today, cloud adoption is at the core of any IT transformation initiative, and our clients have been turning to Wipro for help with this. With our $1 billion investment in cloud capabilities, and the launch of Wipro FullStride Cloud Services, we are in a far stronger position to simplify, orchestrate and accelerate the cloud journey for our clients,” said Thierry Delaporte, Chief Executive Officer and Managing Director, Wipro Limited.

Wipro FullStride Cloud Services will work with clients to better align business and IT with the cloud imperative, create significant business value and increase competitive differentiation. It will also improve their business agility, embed resilience and significantly optimize their technology investments in favor of change and innovation. Wipro FullStride Cloud Services puts client and business needs first while orchestrating simplicity in an otherwise complex ecosystem.

“Cloud adoption and innovation are an essential part of our IT strategy. For a company like METRO that operates in 25 countries, quickly migrating to the cloud enables decentralization, agility, speed and flexibility in engineering and development. We are delighted to have a multi- year strategic partner and leader like Wipro to support our cloud strategy and simplify a complex, technology ecosystem for our success and growth,” said Timo Salzsieder, CIO, METRO AG.

“With the introduction of the Chief Growth Office, we are renewing our focus on our global partnership ecosystem, amplifying and simplifying how we go to market together to orchestrate cloud transformation for our clients. We will announce a new leader for this group very soon.” said Stephanie Trautman, Chief Growth Officer, Wipro Limited.

Wipro FullStride Cloud Services is a collaboration between Wipro’s Chief Growth Office and existing Global Business Lines to create an integrated and comprehensive cloud transformation capability for customers, partners and cloud experts. With the launch of Wipro FullStride Cloud Services, Wipro is set to make cloud innovation and progress thrive, fueled by passion, collaboration, and boldness for clients.

For more information, visit wipro.com/cloud/mediakit.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 200,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Wipro Media Contact:

Purnima Burman

Wipro Limited

purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward- looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.